SCHEDULE 13D
                          Amendment #10
            Under the Securities Exchange Act of 1934

                   Imperial Parking Corporation
                        (Name of Issuer)

                  Common Stock, $.01 par value
                   (Title of class of securities)

                          453077109
                         (CUSIP Number)

                    DAVID S. KLAFTER, ESQ.
               GOTHAM PARTNERS MANAGEMENT CO., LLC
                    110 EAST 42ND STREET
                  NEW YORK, NEW YORK 10017
                      (212) 286-0300
   (Name, address and telephone number of person authorized to receive notices and communications)

                        January 23, 2004
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 453077109                              Page 2 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            409,378

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          409,378
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     409,378

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     22.46%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D/A

CUSIP No. 453077109                              Page 3 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            18,646

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          18,646
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     18,646

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.02%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D/A

CUSIP No. 453077109                              Page 4 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            114,066

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          114,066
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     114,066

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     6.26%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

SCHEDULE 13D/A

CUSIP No. 453077109                              Page 5 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Holdings II, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.0%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

SCHEDULE 13D/A

CUSIP No. 453077109                              Page 6 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Holdings Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            25,577

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          25,577
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     25,577

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.40%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

SCHEDULE 13D/A

                                                           Page 7 of 10 Pages

Item 1. Security and Issuer

 This Amendment No. 10 (the "Amendment") amends and supplements the Statement on Schedule 13D, as previously amended (the "Prior Statement"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"); Gotham Partners III, L.P., a New York limited partnership ("Gotham III"); Gotham Holdings Management, L.L.C., a Delaware limited liability company ("Gotham Management"), with respect to the holdings of Gotham Holdings I, L.L.C., a Delaware limited liability company ("Holdings I") and Gotham Holdings II, L.L.C., a Delaware limited liability company ("Holdings II"); and Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors" together with Gotham, Gotham III, Gotham Management, and Holdings II, the "Reporting Persons"), with respect to holdings of Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company; Section H Partners, L.P., a New York limited partnership ("Section H"); Mr. William
A. Ackman; Mr. David P. Berkowitz; Karenina Corp., a New York corporation ("Karenina"); and DPB Corp., a New York corporation ("DPB Corp."), relating to the beneficial ownership of shares of common stock, $0.01 par value ("Common Stock"), of Imperial Parking Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Prior Statement.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Prior Statement.


Item 2.	Identity and Background.

Unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Unchanged.

SCHEDULE 13D/A

Page 8 of 10 Pages

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

The Company and Imperial Parking Management, LLC (the
"Buyer"), an affiliate of The Gates Group, LLC, a private equity firm based in Cleveland, Ohio ("Gates"), announced on January 23, 2004 that they have entered into a definitive merger agreement, pursuant to which the Company's shareholders will receive $26.00 in cash per share, subject to downward adjustment in the event that certain
of Impark's transaction costs exceed $1.55 million.   The merger
is subject to customary closing conditions, including regulatory and shareholder approvals, and absent any material adverse change, is anticipated to be completed in the second quarter of 2004.

In connection with the above transaction, the Reporting Persons have entered into a voting and option agreement described below.

Item 5.	Interest in Securities of the Issuer.

Unchanged.

Item 6.	Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

Pursuant to a Voting and Option Agreement, entered into as of January 23, 2004, by and among Company, Gotham, Gotham III, Gotham Advisors, Gotham Management and Imperial Parking
Management, LLC, the Reporting Persons agreed, among other things, to vote the shares of Impark common stock beneficially owned by such persons in favor of the adoption of the merger agreement with the Buyer and against any alternative transaction. Concurrently with the signing of the merger agreement, the Reporting Persons granted the Buyer an option to acquire its 31% ownership interest in Impark for a purchase price of $26.00 per share. Such option will only become exercisable if the merger agreement is terminated in connection with an alternative proposal to acquire Impark.

The foregoing summary of the Voting and Option
Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached as an exhibit hereto and incorporated herein by reference.

SCHEDULE 13D/A

Page 9 of 10 Pages

Item 7.	Material to be Filed as Exhibits.

The following exhibit is being filed with this Schedule:

Exhibit 1. Voting and Option Agreement, dated January 23, 2004, between the Company, Gotham, Gotham III, Gotham Advisors,
Gotham Management and Imperial Parking Management, LLC.

SCHEDULE 13D/A

Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 26, 2004

			GOTHAM PARTNERS, L.P.

				By: Section H Partners, L.P.
					its general partner

				By: Karenina Corporation,
					a general partner of Section H Partners, L.P.

				By: /s/ William A. Ackman
					William A. Ackman
					President

			GOTHAM PARTNERS III, L.P.

				By: Section H Partners, L.P.
					its general partner

				By: Karenina Corporation,
					a general partner of Section H Partners, L.P.

				By: /s/ William A. Ackman
					William A. Ackman
					PresidenT

			GOTHAM INTERNATIONAL ADVISORS, L.L.C.

				By: /s/ William A. Ackman
					William A. Ackman
					Senior Managing Member

			GOTHAM HOLDINGS I, L.L.C.

				By: Gotham Holdings Management L.L.C.,
					the Manager

				By: /s/ William A. Ackman
					William A. Ackman
					Managing Member

			GOTHAM HOLDINGS II, L.L.C.

				By: Gotham Holdings Management L.L.C.,
					the Manager

				By: /s/ William A. Ackman
					William A. Ackman
					Managing Member

			GOTHAM HOLDINGS MANAGEMENT, L.L.C.

				By: /s/ William A. Ackman
					William A. Ackman
					Managing Member